FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Partial Amendment to the “Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders”
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

June 2, 2021

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda

Director, President and Group CEO

Nomura Holdings, Inc.

1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Partial Amendment to the “Matters available on the website in relation to the Notice of Convocation of the 117th Annual

General Meeting of Shareholders”

With regards to the “Notes to the Consolidated Financial Statements” which was attached to the “Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders,” we hereby will make an amendment as follows:

Place of Amendment:

“20. Significant Subsequent Events - Loss Arising from Transactions with a U.S. client” of the “Notes to the Consolidated Financial Statements” (Page 31)

The amount of “The loss arising from transactions with a U.S. client”

Amended	Present
approximately 65 billion yen (approximately $600 million)	approximately 65 billion yen (approximately $6.0 million)

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders

(1)

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

(2)	Notes to the Consolidated Financial Statements

(3)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at https://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities is set forth below. In addition, the summary of the implementation status of the structure during this fiscal year is described in the broken line frame for each item.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I.	Matters Concerning the Audit Committee >

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status of the Structure indicated above]

The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status of the Structure indicated above]

As a general rule, meetings of the Audit Committee of the Company and the Audit and Supervisory Committee of Nomura Securities are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time Audit Committee Members of the Company and Audit Mission Directors of Nomura Securities concurrently serve as Company Auditors and Audit and Supervisory Committee Members of subsidiaries in Japan. Additionally, at the Nomura Group, Audit Committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and Audit Committee Members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status of the Structure indicated above]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, Audit Committee Members share the awareness of audit problems and exchange of opinions with Ernst & Young ShinNihon LLC by, for example, holding regular meetings with Ernst & Young ShinNihon LLC and seeking the opinions as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as departments of the Company and departments and retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit and Supervisory Committee Members and Audit Mission Directors who carried out site visits of subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)

The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)

The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status of the Structure indicated above]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior.

In addition, the Audit Committee is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or through Audit Committee Members, regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits.

Furthermore, Chairman of Audit Committee and full-time Audit Committee Member hold regular meetings with the Accounting Auditor and Senior Managing Director in charge of internal audits to share awareness of audit problems and exchange opinions, thereby enhancing Nomura Group’s audit activities.

<II.	Matters Concerning the Executive Officers >

1.	Compliance and Conduct Risk Management Structure

(1)	Thorough Compliance with the Nomura Group Code of Conduct

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the permeation of the Nomura Group Code of Conduct is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance and Conduct Risk Management Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Maintenance of Structures concerning Financial Crimes, etc.

The Nomura Group shall implement money laundering and terrorist financing countermeasures, prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. in other nations Executive Officers shall maintain structures that are necessary for this purpose.

[Summary of Implementation Status of the Structure indicated above]

In order to ensure that all executive management and employees should act in accordance with social norms, Nomura Group has established the “Nomura Group Code of Conduct” and every year, the executive management and employees of the Nomura Group pledge to observe the “Nomura Group Code of Conduct”. In this fiscal year, on the “Nomura Founding Principles and Corporate Ethics Day” held every August, all officers and employees reaffirm the lessons learned from the past incidents and renew our determination to prevent similar incidents from recurring in the future and further improve public trust through discussion on proper conduct and commitment to comply with the “Nomura Group Code of Conduct”

Based on the recognition that compliance and conduct risk management are among the most important management issues, Nomura Group has established the “Nomura Group Conduct Program” as a framework for management and established the Conduct Committee as a forum for discussion and deliberation on the promotion of the Code of Conduct, compliance and conduct risk management. Under this program we are developing an effective system based on the concept of three-lines defense by defining clearly roles of the first, second and third lines. Senior Conduct Officers have been assigned to each division on the first line to manage conduct risk in accordance with each division’s situation. In compliance division as the second line, based on the “Regulations of the Organization” and the “Nomura Group Compliance Policy” we have appointed a Chief Compliance Officer in charge of establishing and maintaining the effectiveness of Nomura Group’s compliance system and also appointed a Compliance officer at each company and in each overseas region. The Chief Compliance Officer, through giving instructions to Group Compliance Dept.,  , works with the compliance officers at each Group company and overseas regions to strengthen the internal control system for global business development and to establish and maintain the compliance system at each Group company including overseas regions.

The Nomura Group Compliance Hotline has been established to disclose wrongdoing directly to designated recipients. There are multiple ways to disclose and anonymous disclosure is acceptable. The disclosure will be treated as strictly confidential. In order to ensure anonymity, it is possible to disclose through an external vendor system. The Nomura Group Compliance Hotline is registered under Japan’s Consumer Affairs Agency’s “Whistleblowing Compliance Management System (“WCMS”).

The Code of Conduct has a basic policy of preventing money laundering and terrorist financing with a high-level management system to prevent the inflow of criminal proceeds into the financial and capital markets as well as the provision of funds to terrorists. In addition, we have established the “Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy” which sets forth common rules to be followed by each region and Group company. In accordance with this policy, the Nomura Group has appointed a Chief AML/CFT Officer to oversee the development of the Group’s AML/CFT management system and maintain its effectiveness. In addition, we have established Financial Crime Dept. to assist the Chief AML/CFT Officer. Each Nomura Group company has appointed a Money Laundering Compliance Officer responsible for AML/CFT management.

In order to eliminate transactions with criminal organizations or their members, Nomura Group has set forth the prohibition of transactions with antisocial forces and organizations in its “Nomura Group Code of Conduct” and its basic policy is to completely block any relationship with criminal organizations or their members.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

[Summary of Implementation Status of the Structure indicated above]

At the Nomura Group, the type and level of risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Group Crisis Management Committee, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance and conduct risk management structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to a member of Audit Committee or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an Executive Officer or Senior Managing Director, a report must be made simultaneously to the Executive Management Board or the Nomura Group Conduct Committee. The Executive Management Board or the Nomura Group Conduct Committee will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance and conduct.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status of the Structure indicated above]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Nomura Group Code of Conduct, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status of the Structure indicated above]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status of the Structure indicated above]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely, and appropriate disclosure of information by taking measures such as establishing/implementing guidelines concerning the disclosure of information.

6.	Internal Audit System

(1)

Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)

The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status of the Structure indicated above]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement. The annual plan regarding internal audit, as well as the implementation status and results are deliberated in or reported to the Internal Controls Committee in which Audit Committee Members participate, and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III.	The Nomura Group’s Internal Controls System >

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status of the Structure indicated above]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company, including for important subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

(Note)	For stated monetary amounts and numbers of shares in this Business Report, fractions of the unit of display have been rounded to the nearest unit.

(Reference)

The Company adopted resolutions to amend the structures at Meetings of the Board of Directors held on March 26, 2021. The content of the Board of Directors resolutions concerning the post-amendment Structure for Ensuring Appropriate Business Activities is described in “the Corporate Governance Report” (https://www.nomuraholdings.com/company/cg/data/cg_report.pdf).

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity and debt investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.3%, and reports the investments and associated unrealized gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation. Equity and debt investments held by Nomura’s investment company subsidiaries are reported within Private equity and debt investments.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity and debt investments

Private equity and debt investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income.

(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for current expected credit losses

Management establishes an allowance for current expected credit losses on financing receivables not carried at fair value in accordance with ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”). Current expected credit losses are calculated over the expected life of the financial financing receivables on an individual or a portfolio basis, considering all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses. The methodology used by Nomura to determine current expected credit losses primarily depends on the nature of the financial instrument, whether certain practical expedients permitted by ASC 326 are applied by Nomura and whether expected credit losses arising from the financing receivables are significant.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others. Additionally, certain trading liabilities are held to manage the price risk of investments in equity securities held for operating purposes.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2021:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (1)

•  Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•  The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

•  Replaces existing incurred credit losses model under current GAAP.

•  Permits electing the fair value option for certain financial instruments on adoption date.

•  Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

Modified retrospective adoption from April 1, 2020.

For financial instruments subject to CECL, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the FVO, ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

Allowances for credit losses as determined on adoption date under the new model increased as a result of the COVID-19 pandemic because of the increased credit risk caused by the impact of the pandemic on borrowers. Fair value measurements used on adoption date were also lower because of increased credit risk and impact on financial markets caused by the pandemic.

ASU 2019-12, “Simplifying the Accounting for Income Taxes”

•  Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740“Income Taxes”, such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary.

•  Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income—based tax.

•  Makes other minor amendments for simplification and clarification of income taxes accounting.

		Modified retrospective adoption from April 1, 2020.	No material impact on adoption and no material impact expected in future reporting periods.

(1)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, ASU 2019-09“Codification Improvements to Topic326, Financial Instruments—Credit Losses” and ASU 2019-10 “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Financial Instruments (Topic 825): Effective Dates.”

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2017- 04 “Goodwill”

•  Simplifies the test for goodwill impairment by eliminating the existing requirement to measure an impairment loss by comparing the implied fair value of goodwill in a reporting unit to the actual carrying value of goodwill.

•  An impairment loss will be recognized if the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit.

•  Requires to consider income tax effects from any tax deductible goodwill on the carrying value of the reporting unit when measuring an impairment loss.

•  Does not impact when goodwill is tested for impairment or level at which goodwill is tested.

		Prospective adoption to goodwill tests performed from April 1, 2020.	No material impact expected on future goodwill impairment tests.

ASU 2020-04 “Reference rate reform”

•  Provides temporary optional expedients and exceptions to the application of generally accepted accounting principles to certain contract and hedge relationships affected by reference rate reform.

•  Contract modifications solely related to the replacement of reference rate are eligible for relief from modification accounting requirements and accounted for as a continuation of the existing contract.

•  Allows various optional expedients and elections to allow hedging relationships affected by reference rate reform would continue uninterrupted during the reference rate transition if certain criteria are met.

The expedients and exceptions provided by the ASU are permitted to be adopted any time until December 31, 2022.

No material expedients have been applied during the year ended March 31, 2021.

Nomura plans to apply certain of the optional expedients to relevant contract modification and hedge accounting relationship during the reference rate transition period and does not expect a material impact in future reporting periods.

[Note to Revenue Recognition]

12.	Revenue from services provided to customers

Commissions in the consolidated statements of income represent revenue principally from trade execution and clearing services. Fees from investment banking represent revenues from financial advisory, underwriting and syndication services. Asset management and portfolio service fees represent revenues from asset management services.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, distribution of fund units and clearing services	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of March 31, 2021. The amount of contract assets as of March 31, 2021 was immaterial.

Customer contract receivables	85,205 million yen

Contract liabilities (1)	3,497 million yen

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2020 were recognized as revenue for the year ended March 31, 2021. Nomura recognized ¥1,565 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2021.

Transaction price allocated to the remaining performance obligations is ¥1,187 million. As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2021.

[Notes to the Accounting Estimates]

13.	Critical accounting estimates

The following table summarizes critical accounting policies within our consolidated financial statements, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and effect of changes in estimates and assumptions during year.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2021 (including impact of COVID-19)
Litigation provisions Note 16 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss

In the normal course of business, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any penalties or settlements Nomura chooses to make to resolve the matter could be significant to Nomura’s results of operation.

Determination if a loss is probable

•  Recognition of litigation provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding whether loss from litigation, investigations, claims or other actions is probable or just reasonably possible.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, the progress of regulatory investigation or litigation proceedings and management or our counterparty’s appetite to settle the matter.

•  If a loss is only considered to be reasonably possible, no provision is required.

Measurement of a probable / reasonably possible loss

•  Once a loss has been determined as being probable of occurring, a provision is recognized when a loss is probable and the amount of such loss or range of loss can be reasonably estimated.

•  Where a loss is not probable but reasonably possible and an estimate of the range of reasonably possible losses can be made based on current information available as of the date of its consolidated financial statements, the reasonably possible maximum loss in excess of amounts recognized as a liability is disclosed.

•  This determination is often inherently difficult due to the uncertainties, especially for legal claims or regulatory review that are indeterminate or still at an early stage.

•  Similarly for other matters, there could be a wide range of possible outcomes.

See Note 16 “Contingencies” for details of the various legal matters Nomura is currently involved with, including those where provisions have been recognized or where loss is only considered reasonably possible.

While COVID-19 continues to delay the potential resolution of certain litigation matters, no direct significant impact on litigation provisions as of March 31, 2021 and reasonably possible loss disclosed.

Fair value of financial instruments Note 18 “Financial instruments”	Estimating fair value for financial instruments

A significant portion of our financial instruments is carried at fair value. The fair value of these financial instruments are not only measured at quoted price but by other factors including valuation models and assumptions with judgement.

•  For financial instruments measured at fair value where quoted prices are available in active markets, Nomura generally uses the prices as level 1 inputs for determining the fair value of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair value of the financial instruments are measured by level 2 or level 3 input. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the fair value measured could be varied by the selection of those models and assumptions. When selecting valuation techniques, various factors such as the particular circumstances where these financial instruments are traded, availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair value measurement is more judgmental in respect of level 3 financial instruments, which are valued based on significant non-market based unobservable inputs

See Note 18 “Financial Instruments” for Valuation methodology including active/ inactive principal market, as well as our policy in fair value hierarchy.

Although we have observed recovery in the market, effects of the ongoing COVID-19 pandemic may still have adverse impact on price transparency of for certain financial instruments

[Notes to the Consolidated Balance Sheet]

14.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity and debt investments.	5,587,555 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,321,895 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,470,358 million yen

(1)

The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.

(2)	In addition, Nomura re-pledged ¥21,368 million of securities received as collateral and securities borrowed.

15.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2021, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥296.7 billion and the associated gain on sale was ¥18.7 billion. For the year ended March 31, 2021, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,799.1 billion and cash inflows from third parties on the sale of those debt securities of ¥2,563.9 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,323.5 billion as of March 31, 2021. Nomura’s retained interests were ¥159.6 billion as of March 31, 2021. For the year ended March 31, 2021, Nomura received cash flows of ¥27.0 billion from the SPEs on the retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

16.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. Legal expenses of ¥41,131 million were recognized within Non-interest expenses—Other for the year ended March 31, 2021. The associated legal reserves of ¥62,889 million were reported within Other liabilities as of March 31, 2021.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 17, 2021, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥48 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and the claims are now in the expert discovery phase of litigation in the Supreme Court of the State of New York. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of probable loss or reasonably possible loss at this time.

A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and are now in the expert discovery phase of litigation.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing, it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP has appealed the decision to the Milan Court of Appeal. The penalties will not be enforceable until all appeals have been concluded.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim were similar to those on which the MPS claim was founded and the level of damages sought by FMPS was not less than EUR 315.2 million. In September 2020, NIP, without admitting any wrongdoing, entered into a settlement agreement with FMPS pursuant to which FMPS waived its claim against NIP. NIP and FMPS have applied to the court to discontinue the proceedings brought against NIP.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including Nomura Securities International, Inc. (“NSI”), in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI were also named as defendants in a class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

Nomura is responding to requests from governmental authorities in relation to swap trading related to bond issuances. On February 1, 2021, the U.S. Commodity Futures Trading Commission filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleged that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and sought reimbursement of those payments. In March 2021, NIP, without admitting any wrongdoing, entered into a settlement agreement with the counterparty pursuant to which the proceedings have been discontinued.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In June 2020, NIP issued a claim against a current Italian counterparty in the courts of England and Wales. The claim seeks declarations that the terms of a derivative transaction entered into in 2005 are binding. The counterparty filed and served its defense and counterclaim to these proceedings in January 2021 which seeks, amongst other things, restitution of sums paid under the transaction. Separately, in June 2020, the counterparty filed an interim injunction application against NIP in the Tribunal of Palermo relating to payments due by it in relation to the same transaction. This application was dismissed at first instance but the counterparty is currently appealing that decision.

17.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	322,635,226 million yen

Standby letters of credit and other guarantees (3)	206,072 million yen

(1)	The carrying value of derivative contracts is ¥5,207,911 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥17,705,867 million and ¥315,780 million (asset), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is nil.

[Notes to Financial Instruments]

18.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union and British Government (“EU & UK”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥500.6 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2021
	Japan	U.S.	EU & UK	Other	Total(1)
Government, agency and municipalities securities	1,715.5	1,887.8	2,328.8	620.0	6,552.1

(1)

Other than above, there were ¥298.7 billion of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2021. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2021 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments (2) (3)
Cash Instruments	7,385.9	6,742.7	366.2	—	14,494.8
Derivatives	43.3	15,800.7	161.5	(14,785.9)	1,219.6
Loans and receivables (4)	—	877.7	104.2	—	981.9
Collateralized agreements (5)	—	348.3	18.2	—	366.5
Other assets (2)	475.6	477.9	184.7	—	1,138.2

Total	7,904.8	24,247.3	834.8	(14,785.9)	18,201.0

Liabilities:
Trading Liabilities
Cash Instruments	6,535.6	1,436.1	6.4	—	7,978.1
Derivatives	25.5	15,897.3	269.3	(14,696.9)	1,495.2
Short-term borrowings (6)	—	531.6	103.3	—	634.9
Payables and deposits (7)	—	49.1	0.9	—	50.0
Collateralized financing (5)	—	352.4	0.5	—	352.9
Long-term borrowings (6) (8) (9)	4.6	3,546.1	547.2	—	4,097.9
Other liabilities (10)	230.7	179.0	35.0	—	444.7

Total	6,796.4	21,991.6	962.6	(14,696.9)	15,053.7

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2021, the fair values of these investments which are included in Trading assets and private equity and debt investments and Other assets were ¥23.8 billion and ¥4.1 billion, respectively.

(3)

Private equity and debt investments are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). It includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(4)	Includes loans for which the fair value option is elected.

(5)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(6)	Includes structured notes for which the fair value option is elected.

(7)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(8)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(9)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(10)	Includes loan commitments for which the fair value option is elected.

Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2021, the carrying values of long-term borrowings were ¥7,975.0 billion and the fair values or estimated fair values of long-term borrowings were ¥7,978.4 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2021 consist of the following:

Year ending March 31	Billions of yen
2022	463.7
2023	779.5
2024	671.9
2025	1,027.5
2026	1,347.8
2027 and thereafter	3,561.3

Sub-Total	7,851.7

Trading balances of secured borrowings	123.3

Total	7,975.0

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

19.	Per-Share Data

Total NHI shareholders’ equity per share	879.79 yen

Basic net income attributable to NHI shareholders per share	50.11 yen

[Other Notes]

20.	Significant Subsequent Events

Loss Arising from Transactions with a U.S. client

The loss arising from transactions with a U.S. client at our subsidiaries on and after April 1, 2021 is approximately 65 billion yen (approximately $600 million) as of May 13, 2021.

Restricted Stock Units

On May 17, 2021, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 64,439,400 units (64,439,400 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

21.	Other additional information

Rights conversion related to the Tokyo Nihonbashi district redevelopment project

On May 20, 2020, the rights conversion plan of the Tokyo Nihonbashi district redevelopment project in which Nomura participate as members of the redevelopment partnership was approved by Tokyo Metropolitan Government. The rights conversion became effective on May 29, 2020.

As a result, Nomura was entitled to receive ownership in the redeveloped real estate in the future and cash representing compensation for loss of rental income and other related expenses, in exchange for the assets it held in that area.

Nomura recorded ¥71,075 million in Revenue—Other as the difference between the carrying value of the transferred assets and the fair value of the acquired assets for the year ended March 31, 2021.

Loss Arising from Transactions with a U.S. client

An event had occurred at Nomura’s subsidiaries, including U.S. subsidiary Nomura Global Financial Products Inc., with a U.S. client, resulting in a loss of ¥245,749 million (approximately $2,317 million) in its consolidated statements of income for the year ended March 31, 2021. We incurred these losses when a US client defaulted on margin calls against prime brokerage transactions. These losses have arose primarily through liquidation of the hedges we held against the transactions and also through recognition of additional allowances for credit losses against our loan to the client. The loss is reported within Net gain on trading in the amount of (¥204,188) million and in Non-interest expenses—Other in the amount of ¥41,561 million in the consolidated statements of income.

Impairment loss for Nomura Real Estate Holdings, Inc.

Nomura recognized impairment loss of ¥47,661 million against its investment in Nomura Real Estate Holdings, Inc. for the year ended March 31, 2021. Considering the period and extent to which the share price was below carrying value, Nomura determined the impairment was other-than-temporary and therefore impairment loss was recognized. The loss was classified within Non-interest expenses—Other in the consolidated statements of income.

Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

With regard the company to the items for which the individual tax return filing method was reviewed in accordance with the transition to the Group Tax Sharing System established under the “Act to partially revise the Income Tax Act and Others” (Act No. 8 of 2020) and the transition to the Group Tax Sharing System, in accordance with the treatment in Paragraph 3 of the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (Practical Solution No. 39 March 31, 2020), the provisions in Paragraph 44 of the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No. 28 February 16, 2018) are not applied and the amounts of deferred tax assets and deferred tax liabilities are in accordance with the provisions of the tax law before amendment.

[Note to Revenue Recognition]

The primary types of service provided to customers are as follows;

The Company recognizes Royalty fees for the use of the “Nomura” trademark as “Royalty on trademarks” over the time period of contracts.

Revenue from providing outsourcing services is recognized as “Other operating revenue” over the time period of contracts.

[Notes to the Changes in Disclosure]

The Company adopted “Accounting Standard for Disclosure of Accounting Estimates” (Accounting Standards Board of Japan Statement No.31 issued on March 31, 2020) from the current fiscal year. The company added “Notes to the Accounting Estimate” in the notes to the financial statements.

[Notes to the Accounting Estimates]

Items which were recorded on the financial statements as accounting estimates for the year ended March 31, 2021 and may have material impact on the financial statements for the next fiscal year are as follows;

Deferred tax assets 35,053 million yen

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

	Short-term receivables		4,015,203 million yen
	Short-term payables		2,233,566 million yen
	Long-term receivables		926,580 million yen
	Long-term payables		8,868 million yen

2.	Accumulated depreciation on tangible fixed assets		42,587 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥8,523 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include ¥354,500 million of subordinated bonds.

5.	Balance of guaranteed obligations (1)

	Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,547,544 million yen	(2)
	Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,069,852 million yen
	Nomura Global Financial Products Inc.	Derivative transactions	474,143 million yen	(2)
	Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	320,723 million yen
	Nomura International plc	Derivative transactions	319,226 million yen	(2)
	Nomura Global Finance Co., Ltd.	Borrowings/Medium term notes/ Repurchase transactions	259,409 million yen
	Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	244,223 million yen
	Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	102,557 million yen
	Nomura International plc	Stock lending transactions	79,045 million yen
	Other		61,498 million yen	(2)

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	327,256 million yen
Operating expenses	91,850 million yen
Non-operating transactions	1,992 million yen

2.	Extraordinary loss

Loss on devaluation of stocks of subsidiaries and affiliates was mainly from the loss on valuation due to a decrease in the net asset value of Nomura Holding America Inc., a subsidiary holding company for the Americas.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		3,493,562,601	—	260,000,000	3,233,562,601

2.	Treasury stock
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		454,625,108	20,129	284,588,070	170,057,167

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	20,129 shares

The reasons for decrease were as follows:

Reduction related to cancellation of own shares	260,000,000 shares
Reduction related to exercise of stock acquisition rights and allotment of RSUs	24,587,717 shares
Reduction related to buying to complete full trading units	353 shares

3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.47	June 5, 2012	Common stock	29,200
Stock Acquisition Rights No.48	June 5, 2012	Common stock	411,900
Stock Acquisition Rights No.49	June 5, 2012	Common stock	36,500
Stock Acquisition Rights No.50	June 5, 2012	Common stock	39,700
Stock Acquisition Rights No.54	June 5, 2013	Common stock	79,100
Stock Acquisition Rights No.57	June 5, 2014	Common stock	87,200
Stock Acquisition Rights No.58	June 5, 2014	Common stock	720,900
Stock Acquisition Rights No.61	June 5, 2014	Common stock	840,600
Stock Acquisition Rights No.62	November 18, 2014	Common stock	2,670,700
Stock Acquisition Rights No.63	June 5, 2015	Common stock	80,500
Stock Acquisition Rights No.64	June 5, 2015	Common stock	659,500
Stock Acquisition Rights No.65	June 5, 2015	Common stock	1,029,200
Stock Acquisition Rights No.68	November 18, 2015	Common stock	2,565,800
Stock Acquisition Rights No.69	June 7, 2016	Common stock	686,600
Stock Acquisition Rights No.70	June 7, 2016	Common stock	1,100,400
Stock Acquisition Rights No.71	June 7, 2016	Common stock	1,330,000
Stock Acquisition Rights No.72	June 7, 2016	Common stock	203,200
Stock Acquisition Rights No.74	November 11, 2016	Common stock	2,370,400
Stock Acquisition Rights No.75	June 9, 2017	Common stock	852,600
Stock Acquisition Rights No.76	June 9, 2017	Common stock	1,003,900
Stock Acquisition Rights No.77	June 9, 2017	Common stock	1,541,400
Stock Acquisition Rights No.82	June 9, 2017	Common stock	276,700
Stock Acquisition Rights No.83	June 9, 2017	Common stock	63,900
Stock Acquisition Rights No.84	November 17, 2017	Common stock	2,475,300
Stock Acquisition Rights No.85	November 20, 2018	Common stock	2,316,300

(1) Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors May 8, 2020	Common stock	15,195	5.00	March 31, 2020	June 8, 2020
Board of Directors October 28, 2020	Common stock	61,163	20.00	September 30, 2020	December 1, 2020

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2021	Common stock	45,953	15.00	March 31, 2021	June 1, 2021

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	154,291 million yen
Loss carry-forward on local tax	23,944 million yen
Deferred gain and loss on hedges	8,158 million yen
Loss on devaluation of fixed assets	2,441 million yen
Stock option	336 million yen
Others	3,167 million yen

Subtotal of deferred tax assets	192,336 million yen
Valuation allowance	(135,469) million yen

Total of deferred tax assets	56,867 million yen
Deferred tax liabilities
Net unrealized gain on investments	(16,734) million yen
Deferred gain and loss on hedges	(4,315) million yen
Others	(765) million yen

Total of deferred tax liabilities	(21,814) million yen

Net deferred tax assets	35,053 million yen

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2021 (millions of yen)	Notes

Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	89,001	Accrued income	16,800	(1)
			Loans receivable	Loans receivable	798,285	Short-term loans	41,100	(2) (3)
			Concurrent officers	Interest received	9,320	Accrued income	644
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	350,000	(4)
				Loans receivable	225,000	—	—
				Commitment line establishment fees received	700	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	718,994	—	—	(6)
			Concurrent officers	Guarantee fee received	546	Accrued income	566
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	1,069,852	—	—	(6)
				Guarantee fee received	520	Accrued income	522
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	1,569,796	Short-term loans	2,480,850	(2)
			Concurrent officers	Interest received	13,755	Accrued income	1,625
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	893,538	Short-term loans	886,942	(2)
				Interest received	8,511	Accrued income	1,016
Subsidiary	Nomura America Finance, LLC	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	102,557	—	—	(6)
				Guarantee fee received	42	Accrued income	43
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	244,223	—	—	(6)
				Guarantee fee received	107	Accrued income	107
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	167,674	Short-term loans	146,330	(2)
				Interest received	1,858	Accrued income	172
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,965,622	Short-term borrowings	1,862,650	(5)
				Interest paid	12,532	Accrued expense	1,163
				Guarantee obligation	1,547,544	—	—	(6)
				Guarantee fee received	861	Accrued income	862
Subsidiary	Nomura Global Finance Co., Ltd.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	137,613	Short-term borrowings	231,300	(5)
						Long-term borrowings	8,868
				Interest paid	948	Accrued expense	15
				Guarantee obligation	259,409	—	—	(6)
				Guarantee fee received	73	Accrued income	73
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	474,143	—	—	(6)
			Concurrent officers	Guarantee fee received	256	Accrued income	267
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	228,943	Long-term loans receivable from subsidiaries and affiliates	239,425	(2)
				Interest received	5,181	Accrued income	190
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	569,138	Short-term loans	263,800	(2) (3)
			Concurrent officers	Interest received	9,734	Accrued income	641
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	247,930	(4)
				Loans receivable	240,578	—	—
				Commitment line establishment fees received	179	—	—
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable	Loans receivable	69,933	Short-term loans	63,598	(2)
				Interest received	536	Accrued income	34

Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 17.5% indirectly 11.1%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	34,560	—	—	(7)
				Software purchase	11,776	Accounts payable	4,615

Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)

Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2021 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4).

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(5)	Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(6)	Please see “Notes to the Balance sheet” for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(7)

Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(8)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2021 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	819.55 yen
Net loss per share	0.49 yen

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

On May 17, 2021, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 64,439,400 units (64,439,400 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.